UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

TWINLAB CONSOLIDATED HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

901773 101

(CUSIP Number)

Mr. Matthew Ray

c/o One Fishers Road

Pittsford, New York 14534

Telephone (585) 340-1200

(Name, Address and telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons B. Thomas Golisano
2	Check the Appropriate Box if a Member of a Group* (A) ☐ (B) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 90,090,000
	8	Shared Voting Power 251,241,650
	9	Sole Dispositive Power 90,090,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Reporting Person 90,090,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 35.8%
14	Type of Reporting Person IN

1	Names of Reporting Persons Golisano Holdings LLC
2	Check the Appropriate Box if a Member of a Group* (A) ☐ (B) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 90,090,000
	8	Shared Voting Power 251,241,650
	9	Sole Dispositive Power 90,090,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Reporting Person 90,090,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 35.8%
14	Type of Reporting Person OO

This Amendment No. 3 amends the Statement on Schedule 13D filed by B. Thomas Golisano (“Golisano”) and Golisano Holdings LLC (“Golisano Holdings” and collectively with Golisano, the “Reporting Pursuant to Persons”) with the Securities and Exchange Commission (the “SEC”) on October 16, 2015, as amended by Amendment No. 1 filed with the SEC on February 5, 2016 and Amendment No. 2 filed with the SEC on February 29, 2016 (as amended to date, the “Schedule 13D”), which relates to the common stock (“Common Stock”), par value $0.001 per share, of Twinlab Consolidated Holdings, Inc., a Nevada corporation with its principal offices at 632 Broadway, Suite 201, New York, New York 10012 (the “Company”). Capitalized terms used herein and not otherwise defined have the meaning assigned to such terms in the Schedule 13D. This Amendment No. 3 amends Item 3, Item 5, Item 6 and Item 7 of the Schedule 13D as set forth below and, accordingly, all other items or responses not described herein remain as previously reported in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following text as the last full paragraphs thereof:

“On March 1, 2016, Golisano Holdings lent the Company $7,000,000.00 pursuant to that certain Unsecured Promissory Note, dated March 1, 2016 (the “March 2016 Note”). The March 2016 Note matures on March 21, 2019. Interest on the outstanding principal accrues at a rate of 8.5% per year. The principal of the March 2016 Note is payable in twenty-four (24) monthly installments of $291,667.67 commencing on April 21, 2017.

The March 2016 Note provides that the Company issue into escrow in the name of Golisano Holdings a warrant to purchase an aggregate of 3,181,816 shares of Common Stock at an exercise price of $.01 per share (“Warrant No. 2016-13”). Warrant No. 2016-13 will not be released from escrow or be exercisable unless and until the Company fails to pay Golisano Holdings the entire unamortized principal amount of the March 2016 Note and any accrued and unpaid interest thereon as of March 21, 2019 or such earlier date as is required pursuant to an Acceleration Notice (as defined in the March 2016 Note).

Warrant No. 2016-13 is also subject to customary adjustments upon any recapitalization, capital reorganization or reclassification, consolidation, merger or transfer of all or substantially all of the assets of the Company. The shares of Common Stock issuable pursuant to Warrant No. 2016-13 are also entitled to the benefits of the Registration Rights Agreement.

The foregoing descriptions of the March 2016 Note and Warrant No. 2016-13 are qualified in their entirety by reference to the full text of such documents, which documents are exhibits 10.112 and 10.113, respectively, to the Company’s Current Report on Form 8-K filed with the SEC by the Company on February 3, 2016.

On March 8, 2017, Golisano Holdings entered into that Loan Purchase and Sale Agreement (the “Loan Purchase and Sale Agreement”) with Penta Mezzanine SBIC Fund I, LP, a Delaware limited partnership (“Penta”), pursuant to which Golisano Holdings acquired all of Penta’s interest in loans in the aggregate principal amount of $10,000,000 it had made to the Company (the “Penta Loans”) and that Warrant No. W-3 dated January 22, 2015 (“Warrant W-3”) exercisable to purchase up to 869,618 shares of Common stock (subject to adjustment as provided in Warrant W-3) at an exercise price of $1.00 per share issued to Penta in consideration of the Penta Loans.

Warrant W-3 is exercisable at any time and from time to time in whole or in part until 5:00 p.m. on November 13, 2019. Warrant W-3 is also subject to customary adjustments upon any recapitalization, capital reorganization or reclassification, consolidation, merger or transfer of all or substantially all of the assets of the Company. The shares of Common Stock issuable pursuant to Warrant W-3 are also entitled to the benefits of the Registration Rights Agreement

The foregoing description of Warrant W-3 is qualified in its entirety by reference to the full text of such document which is attached as Exhibit C hereto.

On March 14, 2017, Golisano Holdings lent the Company $3,266,664 pursuant to that certain Unsecured Promissory Note, dated March 14, 2017 (the “March 2017 Note”). The March 2017 Note matures on December 30, 2019. Interest on the outstanding principal accrues at a rate of 8.5% per year. The principal of the Note is payable at maturity.

The Note provides that the Company issue into escrow in the name of Golisano Holdings a warrant to purchase an aggregate of 1,484,847 shares of Common Stock at an exercise price of $.01 per share (“Warrant No. 2017-20”). Warrant No. 2017-20 will not be released from escrow or be exercisable unless and until the Company fails to pay Golisano Holdings the entire unamortized principal amount of the Note and any accrued and unpaid interest thereon as of December 30, 2019, or such earlier date as is required pursuant to an Acceleration Notice (as defined in the March 2017 Note).

Warrant No. 2017-20 is also subject to customary adjustments upon any recapitalization, capital reorganization or reclassification, consolidation, merger or transfer of all or substantially all of the assets of the Company. The shares of Common Stock issuable pursuant to Warrant No. 2017-20 are also entitled to the benefits of the Registration Rights Agreement.

The foregoing descriptions of the March 2017 Note and Warrant No. 2017-20 are qualified in their entirety by reference to the full text of such documents, which documents are exhibits 10.146 and 10.147, respectively, to the Company’s Current Report on Form 8-K filed with the SEC by the Company on March 17, 2017.”

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) of the Schedule 13D are hereby amended by deleting the existing text and inserting the following text in its stead:

“(a) The aggregate number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons are 90,090,000 shares. The 90,090,000 shares beneficially owned by the Reporting Persons represent approximately 35.8% of the total shares of Common Stock outstanding as of November 14, 2016. The percentage of outstanding shares of Common Stock beneficially owned by the Reporting Persons is based upon 250,671,933 shares issued and outstanding as of November 14, 2016.

“(b) Subject to the obligation to vote the shares beneficially owned by the Reporting Persons on certain specific matters pursuant to the Great Harbor Voting Agreement as discussed above, the Reporting Persons have the sole power to vote or to direct the vote of, and sole power to dispose or to direct the disposition of, 90,090,000 shares of Common Stock. Pursuant to the Golisano Voting Agreement, the Reporting Persons have the sole power to vote or to direct the vote of 251,241,650 shares of Common Stock as to the election of two persons to the Board.

“(c) Except for the transaction described in Item 3 of Amendment No. 1, Amendment No. 2 and this Amendment No. 3, neither of the Reporting Persons has effected any transaction in the Common Stock during the past sixty days.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following text as the last full paragraphs thereof:

“On March 21, 2016, (i) the Company issued the Note to Golisano Holdings and (ii) the Company executed Warrant No. 2016-13 and delivered it to an escrow agent to be held in escrow pursuant to the terms of (x) the Note and (y) a letter agreement between the Company and Fisher Asset Management LLC as escrow agent.”

 At the closing under the Loan Purchase and Sale Agreement, Golisano Holding and Penta also entered into that Participation Agreement dated as of March 8, 2017 (the “Participation Agreement”), pursuant to which Penta granted to Golisano Holdings an interest in the profits that Penta may earn on (i) the exercise or other disposition of that Warrant W-2 dated February 6, 2015 (as amended, “Warrant W-2”) exercisable to purchase up to 4,960,740 shares of Common Stock (subject to adjustment as provided in Warrant W-2) at an aggregate exercise price of $0.01 or that Warrant W-5 dated June 30, 2015 as amended (as amended, “Warrant W-5”), exercisable to purchase up to 807,018 shares of Common Stock (subject to adjustment as provided in Warrant W-5) at an exercise price of $0.01 per share or (ii) on the disposition of any shares of Common Stock issuable upon exercise of Warrant W-2 or Warrant W-5 (“Warrant Shares”) or upon an additional 807,018 shares of Common Stock owned by Penta (the “Interest Payment Shares”). Warrant W-2 and Warrant W-5 were issued to Penta in consideration of the Penta Loans and the Interest Payment Shares were issued to Penta in payment of interest due and payable under the Penta Loans.

Pursuant to the Participation Agreement, Penta is obligated to pay to Golisano Holdings (i) 50% of the amount by which the gross proceeds received by Penta upon the exercise or disposition of Warrant W-2 exceeds $1,091,363; (ii) 50% of the amount by which the gross proceeds received by Penta upon the exercise or disposition of Warrant W-5 exceeds $177,544; and (iii) 50% of the amount by which the gross proceeds received by Penta upon disposition of the Interest Payment Shares exceeds $177,544.

The Participation Agreement provides that Penta may not amend, exercise, sell or otherwise dispose of Warrant W-2 or Warrant W-5 or sell or otherwise dispose of any Warrant Shares or any Interest Payment Shares without the prior written consent of Golisano Holdings. In the event that Golisano Holdings does not timely consent to any exercise or sale of Warrant W-2 or Warrant W-5, Penta may elect to require Golisano Holdings to purchase that warrant on the terms and subject to the conditions set forth in the Participation Agreement.

The foregoing description of the Participation Agreement is qualified in its entirety by reference to the full text of such document which is attached as Exhibit D hereto.”

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following Exhibits thereto:

Exhibit	Description

A.	Unsecured Promissory Note, dated March 21, 2016, issued by Twinlab Consolidated Holdings, Inc. in favor of Golisano Holdings, LLC (Incorporated herein by reference to Exhibit 10.119 to the Current Report on Form 8-K filed with the SEC on March 25, 2016 by Twinlab Consolidated Holdings, Inc.)

B.	Warrant, dated March 21, 2016, issued by Twinlab Consolidated Holdings, Inc. to Golisano Holdings, LLC (Incorporated herein by reference to Exhibit 10.120 to the Current Report on Form 8-K filed with the SEC on March 25, 2016 by Twinlab Consolidated Holdings, Inc.)

C.	Warrant W-3 dated January 22, 2015 issued by Twinlab Consolidated Holdings, Inc. to Penta Mezzanine SBIC Fund I, L.P. (incorporated by reference to Exhibit 10.41 to the Current Report on Form 8-K filed with the SEC on January 28, 2015 Twinlab Consolidated Holdings, Inc.).

D.	Participation Agreement dated as of March 8, 2017 by and between Golisano Holdings LLC and Penta Mezzanine SBIC Fund I, L.P.

E.	Unsecured Promissory Note, dated March 14, 2017, issued by Twinlab Consolidated Holdings, Inc. in favor of Golisano Holdings, LLC (Incorporated herein by reference to Exhibit 10.146 to the Current Report on Form 8-K filed with the SEC on March 17, 2017 by Twinlab Consolidated Holdings, Inc.)

F.	Warrant, dated March 14, 2017, issued by Twinlab Consolidated Holdings, Inc. to Golisano Holdings, LLC (Incorporated herein by reference to Exhibit 10.147 to the Current Report on Form 8-K filed with the SEC on March 17, 2017 by Twinlab Consolidated Holdings, Inc.)

Signature

After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2017	/s/ B. Thomas Golisano
B. Thomas Golisano

Golisano Holdings LLC

Dated: March 14, 2017	By:	/s/ B. Thomas Golisano
B. Thomas Golisano, Member

Exhibit D

PARTICIPATON AGREEMENT

This PARTICIPATION AGREEMENT (this “Agreement”), dated as of March 8, 2017 (the “Effective Date”), by and among Golisano Holdings LLC, a New York limited liability company (“Golisano”), and Penta Mezzanine SBIC Fund I, LP, a Delaware limited partnership (“Penta”).

RECITALS

WHEREAS, Twinlab Consolidated Holdings, Inc., a Nevada corporation (the “Company”), issued to that certain Penta Warrant W-2, dated February 6, 2015 as amended by that certain First Amendment to Warrant dated as of the date hereof (as amended from time to time hereafter, “Warrant W-2”) pursuant to which Penta has the right to acquire up to 4,960,740 shares of common stock of the Company (subject to adjustment as provided in Warrant W-2) at an aggregate exercise price of $0.01;

WHEREAS, the Company issued to Penta that certain Warrant W-5, dated June 30, 2015 as amended by that certain First Amendment to Warrant dated as of the date hereof (as amended from time to time hereafter, “Warrant W-5” and together with Warrant W-2, the “Warrants”) pursuant to which Penta has the right to acquire up to 807,018 shares of common stock of the Company (subject to adjustment as provided in Warrant W-5) at an exercise price of $0.01 per share;

WHEREAS, pursuant to that certain Stock Purchase Agreement, dated as of June 30, 2015, between Penta and the Company, Penta acquired an aggregate of 807,018 shares of common stock, par value $0.001 per share (the “Common Stock”), of Company, at a purchase price of $0.76 per share (the 807,018 shares of Common Stock purchased by Penta are referred to herein as the “Existing Shares”) (the Existing Shares and the Warrant Shares together with any securities with respect thereto or in exchange therefor are the “Shares”).

WHEREAS, Penta and Golisano are parties to that certain Loan Purchase and Sale Agreement dated as of the date hereof (the “Loan Purchase Agreement”), pursuant to which Penta has agreed, among other things, to grant Golisano a right to participate in certain profits and benefits derived from the Warrants and the Shares on the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.       Participation Rights.

(a)        Participation Grant. As of the Effective Date, Penta hereby sells, assigns, transfers and delivers to Golisano, and Golisano hereby purchases, acquires and assumes from Penta an undivided 50% participation interest in the Excess Profit (as defined below) of the Warrants and the Shares (the “Participation”), as further described and on the terms and conditions set forth herein.

(b)       Participation Payment.

(i)        Upon the consummation of any Share Transaction (defined below) which results in Penta or its Affiliates (as defined in the Loan Purchase Agreement) receiving Gross Proceeds (defined below) after the Effective Date in excess of the Profit Threshold (defined below) (such excess is “Share Excess Profit”) with respect to such Shares, Penta shall pay to Golisano an amount equal to fifty percent (50%) of such Excess Profit (“Share Participation Payment”).

(ii)        Upon the consummation of any Warrant Transaction (defined below) which results in Penta or its Affiliates (as defined in the Loan Purchase Agreement) receiving Gross Proceeds (defined below) after the Effective Date in excess of the Profit Threshold (defined below) (such excess is “Warrant Excess Profit”, and, collectively with the Share Excess Profit, the “Excess Profit”) with respect to a Warrant, Penta shall pay to Golisano an amount equal to fifty percent (50%) of such Excess Profit (“Warrant Participation Payment”, and, collectively, with the Share Participation Payment, the “Participation Payment”).

(iii)       For the avoidance of doubt, Penta shall be entitled to retain solely for its own account, and Golisano shall have no interest in any Proceeds (as defined below) up to and equal to the Profit Threshold.

(iv)       Within three (3) Business Days following Penta’s receipt of any Excess Profit, Penta shall make the Participation Payment to Golisano in immediately available funds pursuant to wire instructions provided by Golisano to Penta. If any claim is asserted against Penta alleging that it is required for any reason to return or disgorge all or any portion of any Proceeds received by Penta and transferred (whether in-kind or as a cash equivalent) to Golisano, then Penta shall promptly notify Golisano in writing of such claim, shall provide to Golisano all the information in its possession relating to the claim, include all correspondence and other communications between Penta and the claimant, and shall cooperate with Golisano, as Golisano shall reasonably request, in the defense or settlement of such claim. Subject to Penta’s satisfaction of its obligations under the preceding sentence, if and to the extent that Penta actually returns or disgorges any such amount to a third party, Golisano agrees to promptly return the Participation Payment or portion thereof to Penta, and this Agreement and the rights of Golisano hereunder shall be revived and continued in full force and effect as if such Participation Payment or portion thereof had not been made.

(v)       Golisano represents and warrants that it is entitled to receive the Participation Payment without the withholding of any tax and will furnish to Penta such forms, certifications, statements and other documents as Penta may reasonably request from time to time to evidence Golisano’s exemption from the withholding of any tax imposed by any jurisdiction or to enable Penta to comply with any applicable laws or regulations relating thereto. Golisano acknowledges that Penta may withhold from the Participation Payment any amount required by law including those pursuant to FATCA, and any amounts so withheld shall be treated for all purposes of this Agreement as having been paid to Golisano.

(c)       Definitions. The following definitions shall apply:

“Business Day” means each day that banks are open for business in the State of New York.

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“Equity Transaction” means any Share Transaction and/or Warrant Transaction.

“FACTA” means Sections 1471 through 1474 of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated under it (the “Code”) (or any amended or successor version), any current or future regulations or official interpretations thereof, any agreements entered into pursuant to Section 1471(b)(1) of the Code, any applicable intergovernmental agreements entered into in connection with the implementation of such Sections of the Code and any applicable fiscal or regulatory legislation, rules or practices adopted pursuant to any such intergovernmental agreements.

“Fair Market Value” means, with respect to each Share as of any date, (i) the trading volume weighted average closing price of the Common Stock for the twenty (20) trading days immediately preceding the applicable date in question, as quoted on (a) a domestic securities exchange, (b) NASDAQ Stock Market or (c) a domestic over-the-counter market, which trades are reported by Pink OTC Markets Inc. or any similar successor organization or any other over-the-counter market in the United States, as the case may be; or (ii) in the event that the Common Stock is not trading on a market such that a value can be derived under subsection (i) of this definition as of the applicable date in question, a valuation per share of the Common Stock as determined in accordance with Generally Accepted Valuation Principles by an independent third-party valuation firm mutually agreed upon by the parties (and if the parties cannot mutually agree on a valuation firm, one of the “big four” accounting firms chosen by Golisano).

“Gross Proceeds” means the amount of cash or immediately available funds paid to, or the principal amount of any promissory note issued to or for the benefit of Penta, its Affiliates or its partners in respect of an Equity Transaction.

“Proceeds” means cash, Warrant Shares, promissory notes and any other proceeds issued, to or for the benefit of Penta, its Affiliates or its partners in respect of an Equity Transaction.

“Put Price” has the meaning, with respect to each Warrant, as defined therein.

“Profit Threshold” means, with respect to the Shares, $177,544 and, with respect to the Warrants, $1,091,363 for Warrant W-2 and $177,544 for Warrant W-5.

“Share Transaction” means any sale, transfer, assignment, exchange or other disposition of the Shares.

“Warrant Shares” means any shares of Common Stock or other securities issued pursuant to a Warrant.

“Warrant Transaction” means (i) any sale, transfer, assignment, exchange or other disposition of a Warrant or (ii) any exercise of a Warrant which may or may not result in a cash payment from the Company in lieu of the issuance of Warrant Shares.

(d)       Evidence of Participation. Penta shall maintain true, accurate and complete records of all payments, securities and other property received by Penta or its Affiliates from any Equity Transaction. Upon request by Golisano with reasonable prior written notice to Penta, Penta will furnish to Golisano a reasonably detailed accounting with respect to any Equity Transaction as promptly as reasonably practicable following Golisano’s request therefor.

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2.       Exercise of Warrant Rights.

(a) Except with respect to any exercise by the Company of its call rights under a Warrant, Penta may not, without Golisano’s prior written consent, take any of the following actions: (i) engage in any Warrant Transaction; (ii) agree to any amendments to the Warrants or grant any waivers or consents in respect of the Company’s failure to perform or observe its obligations under the Warrants; or (iii) exercise or refrain from exercising any rights or remedies which Penta may have under the Warrants.

(b)       In connection with any request for Golisano’s consent for any of the actions contemplated by Section 2(a) above, Penta shall provide Golisano with copies of all written information and documents received by Penta material to Golisano’s decision as to whether to grant such consent.

(c)       In the event that Penta requests Golisano’s consent to engage in a Warrant Transaction in accordance with Section 2(a)(i) above and Golisano does not grant (either by refusal, failure to reply or otherwise) such request within fifteen (15) days after such request, then Penta may upon written notice to Golisano require Golisano to purchase the Warrant from Penta for the price equal to the Put Price applicable to such Warrant less the Participation Payment that would have been paid to Golisano upon the consummation of such Warrant Transaction if Golisano had consented thereto, subject to the terms and conditions set forth in Section 2(d).

(d)       The closing of the purchase and sale of a Warrant upon exercise by Penta of its right under Section 2(c) shall occur on a date mutually acceptable to Penta and Golisano but no sooner than ten (10) Business Days after Penta has delivered written notice to Golisano of such exercise. At the closing, against the payment of the purchase price by Golisano, Penta shall (i) deliver to Golisano the original executed Warrant being purchased and an assignment of such Warrant in the form attached thereto as Annex 2 and/or such other instruments of transfer as may otherwise be reasonably required to transfer the Warrant to Golisano and (ii) make representations and warranties to Golisano substantially the same as those set forth in Section 5.1 and 5.3 through 5.6 of the Purchase Agreement.

3.       Exercise of Share Rights.

(a)       Penta may not, without Golisano’s prior written consent, take any of the following actions: (i) engage in any Share Transaction; or (ii) exercise or refrain from exercising any rights or remedies which Penta may have with respect to the Shares.

(b)       In connection with any request for Golisano’s consent for any of the actions contemplated by Section 3(a) above, Penta shall provide Golisano with copies of all written information and documents received by Penta material to Golisano’s decision as to whether to grant such consent.

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(c)       In the event that Penta requests Golisano’s consent to engage in a Share Transaction in accordance with Section 3(a)(i) above and Golisano does not grant (either by refusal, failure to reply or otherwise) such request within fifteen (15) days after such request, then Penta may upon written notice to Golisano require Golisano to purchase the Shares from Penta for the price equal to the Fair Market Value (as defined below) of the Shares as of the date Penta exercises its right under this Section 3(c) less the Participation Payment that would have been paid to Golisano upon the consummation of such Share Transaction if Golisano had consented thereto, subject to the terms and conditions set forth in Section 3(d).

(d)       The closing of the purchase and sale of the Shares upon exercise by Penta of its right under Section 3(c) shall occur on a date mutually acceptable to Penta and Golisano but no sooner than ten (10) Business Days after Penta has delivered written notice to Golisano of such exercise. At the closing, against the payment of the purchase price by Golisano, Penta shall (i) deliver to Golisano the original executed stock certificates representing the Shares being purchased, duly endorsed for transfer, and/or such other instruments of transfer as may otherwise be reasonably required to transfer the Shares to Golisano and (ii) make representations and warranties to Golisano substantially the same as those set forth in Section 5.1 and 5.3 through 5.6 of the Purchase Agreement.

4. Standard of Care. Penta will not be held to the standard of care of a fiduciary but will exercise the same duty of care in the administration and enforcement of the Warrants as it would exercise if it held the Warrants solely for its own account, and except for losses that result from Penta’s bad faith, gross negligence, willful misconduct or breach of any of the express terms and provisions of this Agreement, it shall not be liable for any error in judgment or for any action taken or omitted to be taken by it. Penta (i) except as expressly set forth in this Agreement or the Loan Purchase Agreement, makes no warranty or representation (express or implied) and shall not be responsible for any statement, warranty or representation made in connection with the Shares, Warrants or any related document or for the financial condition of the Company, (ii) shall not have any duty to inspect the property (including the books and records) of the Company, and (iii) shall have no duties or obligations hereunder other than those expressly provided for herein, including, without limitation, any duty or responsibility to provide Golisano with any credit or other information concerning the affairs, financial condition or business of the Company.

5.       Information. Each party understands, acknowledges and agrees that (i) the other may have material non-public knowledge and information concerning the business, affairs, financial condition and prospects of the Company that has not been made available to it or disclosed to it by the Company or the Company’s respective members, managers, officers, employees, representatives or agents and that, except as expressly set forth in the Purchase Agreement, no one (including, without limitation, the Company and its respective members, managers, officers, employees, representatives, agents) has made any representations (express or implied) to either party concerning the Company or its business, affairs, financial condition or prospects; (ii) it has determined to consummate the transactions contemplated by this Agreement and such transactions contemplated hereby have been negotiated at arm’s length by the parties; (iii) it has made its own investment decision, relying exclusively on its own independent review and consultations with its own investment, legal, tax, accounting and other advisors and has not relied on any representations (express or implied) made by the other party (other than those expressly set forth in the Purchase Agreement) or any other person, or on the absence of any representations; and (iv) to the maximum extent permitted by law, it hereby waives any claims it may have or may hereafter acquire against the other party or any of its respective members, managers, officers, employees, representatives or agents based upon, or otherwise relating to, the other party’s or the Company’s disclosure to it, or any failure to disclose to it, any information with respect to the Company or its business, affairs, financial condition or prospects. Without limiting the generality of the foregoing, each party further acknowledges that it is consummating the transactions contemplated hereby without any representation or warranty (express or implied) other than those expressly set forth in the Purchase Agreement with respect to, among other things, (i) the possible success or profitability of the business of the Company after the date hereof; (ii) historical or projected financial results; (iii) the prospect, existence or absence of any strategic transactions or business opportunities involving the Company or (iv) the value of Shares and the Warrants.

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6.       Notices. Except as otherwise provided herein, all acceptances, approvals, consents, demands, notices, requests and other communications required or permitted to be given under this Agreement (collectively, “Notices”) hereunder by either party hereto shall be given in writing or by electronic means to the other party at its address (or e-mail address) specified below (or such other address as a party may designate for such purpose from time to time by notice in accordance with this Section):

If to Golisano:	Golisano Holdings LLC
One Fishers Road
Pittsford, New York 14534
Attn: Matthew A. Ray
Email: mray@golisanofoundation.org

With a copy to:

Woods Oviatt Gilman LLP
Two State Street
Rochester, New York 14614
Attention: Gordon E. Forth
Facsimile: (585) 987-2901
E-mail: gforth@woodsoviatt.com

If to Penta:	Penta Mezzanine SBIC Fund I, LP
20 North Orange Ave., Suite 1550
Orlando, FL 32801
Attn: Richard E. Mount
Facsimile: (407) 650-3311

With a copy to:

Katten Muchin Rosenman
575 Madison Avenue
New York, NY 10022-2585
Attn: Angela L. Batterson
Facsimile: (212) 940-8776

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All Notices given in accordance with this Section will be deemed to have been given three (3) Business Days after having been deposited in any mail depository regularly maintained by the United States postal service, if sent by certified mail; one (1) Business Day after having been deposited with a nationally recognized overnight delivery service, if sent by overnight delivery; on the date of delivery, if delivered by hand; and on the date of delivery, if delivered by email during normal business hours on a Business Day and if otherwise delivered by email on the first Business Day thereafter.

7.       Entire Agreement; Amendments. This Agreement together with the Loan Purchase Agreement sets forth the entire agreement between the parties with respect to the subject matter hereof and supersedes any prior written or oral statements or agreements with respect to the matters covered hereby. This Agreement (and the Warrants) may not be amended, modified or supplemented except by an instrument in writing executed by each of the parties hereto.

8.       Governing Law. This Agreement shall governed by and construed in accordance with the internal laws of the State of New York without reference to conflict principles that would result in the application of the laws of any other jurisdiction.

9.       Venue. The parties agree that any legal actions, suits or proceedings against them, jointly or severally, with respect to the enforcement of this Agreement or any other matter under or arising out of or in connection with this Agreement shall be brought in a New York State or U.S. Federal court located in Monroe County, New York. By execution and delivery of this Agreement, the parties hereby irrevocably accept and submit to the exclusive in personam jurisdiction of such courts generally and unconditionally with respect to any such action, suit or proceeding for themselves jointly and severally and in respect of their property. In addition, the parties hereby irrevocably and unconditionally waive any objection which they may now or hereafter have to laying of venue of any of the aforesaid actions, suits or proceedings arising out of or in connection with the enforcement of this Agreement or any other matter arising out or in connection with this Agreement brought in the aforesaid courts, and hereby further irrevocably and unconditionally waive and agree not to plead or claim that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum or without personal jurisdiction.

10.       Unenforceable Provisions. If any provision of this Agreement is found to be illegal or unenforceable or would operate to invalidate this Agreement, then the provision will be deemed to be expunged and this Agreement will be construed as though the provision was not contained in this Agreement and the remainder of this Agreement will remain in full force and effect.

11.       No Waiver. Neither any delay nor any omission by any party to exercise any right, power or remedy shall operate as a waiver thereof, nor shall a single or partial exercise thereof preclude any other or further exercise thereof or any exercise of any other right, power or remedy.

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12.       Successors and Assigns. This Agreement binds Golisano and Penta and their respective successors and assigns and inures to the benefit of Golisano and Penta and their respective successors and permitted assigns. Golisano may sell, assign, participate or otherwise transfer all or any portion of the Participation or its rights under this Agreement at any time and from time to time at its discretion.

13.       Duplicates and Counterparts. Duplicate counterparts of this Agreement may be executed and together will constitute a single original document. Either party may execute this agreement by facsimile, PDF or other electronic means, and such electronic counterpart shall be binding as an original.

14.       Costs and Expenses. The parties shall bear their own legal their own respective legal and other costs and expenses for preparing, negotiating, executing and delivering this Agreement and any related documents including the consummation of an Equity Transaction and the sale of a Warrant to Golisano pursuant to Section 2(c).

15.       Further Assurances. Each party shall execute and deliver such documents and take such action, as may reasonably be considered within the scope of such party’s obligations hereunder, necessary to effectuate the transactions contemplated by this Agreement.

16.       Specific performance. Each party acknowledges and agrees that money damages alone may not be a sufficient remedy for any breach of this Agreement by the other and that the non-breaching party shall be entitled to seek equitable relief, including injunction and specific performance, in the event of any breach of the provisions of this Agreement. Accordingly, each party agrees that it will not assert the adequacy of monetary damages or absence of irreparable harm in defense of any action by the other party seeking specific performance of this Agreement.

17.       Legal Fees. If either party commences a legal action in connection with this Agreement, including pursuant to Section 16, then party substantially prevailing in such legal action shall be reimbursed by the other party for the legal fees and costs and expenses incurred by such substantially prevailing party in connection with such legal action.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PENTA MEZZANINE FUND SBIC FUND I, LP

By:	Penta Mezzanine Fund SBIC Fund GP, LLC

By:
Name:
Title:

GOLISANO HOLDINGS LLC

By
Name:
Title:

Acknowledged by the Company as of the date first written above:

TWINLAB CONSOLIDATED HOLDINGS, INC.

By:
Name:
Title: